Exhibit 99.1

                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                 (pound)75,000,000 12 1/4% Senior Notes due 2009







                           QUARTERLY FINANCIAL REPORT

                                       OF
                                PREMIER FOODS PLC
       FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 27, 2003









                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD

                QUARTERLY FINANCIAL REPORT OF PREMIER FOODS PLC

                                      INDEX

                                                                                           PAGE
                                                                                           ----
Cautionary Statement Regarding Forward-Looking Statements                                    1

Certain Terminology                                                                          1

Unaudited Consolidated Financial Statements

     Consolidated Profit and Loss Accounts for the three-month periods ended
     September 28, 2002 and September 27, 2003 and the nine-month periods
     ended September 28, 2002 and September 27, 2003                                         2

     Consolidated Balance Sheets at December 31, 2002 and September 27, 2003                 3

     Consolidated Cash Flow Statements for the three-month periods ended
     September 28, 2002 and September 27, 2003 and the nine-month periods
     ended September 28, 2002 and September 27, 2003                                         4

     Consolidated Statements of Total Recognised Gains and Losses for the
     three-month periods ended September 28, 2002 and September 27, 2003 and
     the nine-month periods ended September 28, 2002 and September 27, 2003                  5

     Reconciliation of Movements in Shareholder's Deficit for the three-month periods ended September 28, 2002 and September 27, 2003 and the
     nine-month periods ended September 28, 2002 and September 27, 2003                      5

     Notes to the Consolidated Financial Statements                                          6

Unaudited Summary of Differences between United Kingdom and United States
Generally Accepted Accounting                                                                14
Principles

Management's Discussion and Analysis of Financial Condition and Results of Operations        18

Quantitative and Qualitative Disclosures about Market Risk                                   24


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may" "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the U.K. to introduce both new products and product line extensions;

o our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;

o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources;

o our substantial leverage and our ability to meet our debt obligations; and

o          our ability to integrate our acquisitions successfully.


Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.


We undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

                               CERTAIN TERMINOLOGY

Unless otherwise indicated, references to "Premier", the "Group", "we", "us", "our" and "ours" in this quarterly report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries. The "Company" refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries. "Premier Holdings" refers to Premier Foods (Holdings) Limited, our immediate parent company (formerly known as Premier Holdings Limited, itself formerly known as Hillsdown Holdings Limited). "Premier Financing" refers to Premier Financing Limited, our wholly owned subsidiary. "Premier Investments" refers to Premier Foods Investments Limited, our ultimate U.K. parent company. "Hicks Muse" refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The "Senior Notes" refers to our $200,000,000 12% Senior Notes due 2009 and (pound)75,000,000 12 1/4% Senior Notes due 2009. The "Indenture" refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee. The "Senior Credit Facility" refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent. "U.K." refers to the United Kingdom of Great Britain and Northern Ireland. "U.K. GAAP" refers to generally accepted accounting principles in the U.K. "U.S. GAAP" refers to generally accepted accounting principles in the U.S. The "U.S." and "United States" refer to the United States of America.

                                PREMIER FOODS PLC

                CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

                                                                          THREE MONTHS ENDED               NINE MONTHS ENDED
                                                            NOTE      SEPT 28,        SEPT 27,        SEPT 28,        SEPT 27,
                                                                      2002 (1)          2003          2002 (1)          2003
                                                           ------ ----------------  --------------  --------------  --------------
                                                                      (POUND)M        (POUND)M        (POUND)M        (POUND)M
Turnover:              Continuing operations                            216.0            205.4           651.2           637.9
                       Discontinued operations                            -                -               0.2             -
                                                                   ---------------  --------------  --------------  --------------
                                                              2         216.0            205.4           651.4           637.9

Operating profit:      Continuing operations                             17.1             17.0            47.8            49.6
                       Operating exceptional items            3          (1.7)            (0.5)           (4.9)           (7.0)
                                                                   ---------------  --------------  --------------  --------------
                                                                         15.4             16.5            42.9            42.6

                       Discontinued operations                            -                -              (0.1)            -
                       Operating exceptional items            3           -                -               -               -
                                                                   ---------------  --------------  --------------  --------------
                                                                          -                -              (0.1)            -

                                                                   ---------------  --------------  --------------  --------------
Profit before non-operating exceptional items                            15.4             16.5            42.8            42.6

Non-operating exceptional items                               3          (2.1)            (0.5)           (2.1)            3.2
                                                                   ---------------  --------------  --------------  --------------

Profit on ordinary activities before interest and taxation               13.3             16.0            40.7            45.8

Interest receivable and similar income                                    1.7              1.5             3.2             3.9
Interest payable and similar charges                          4         (12.4)           (12.7)          (29.9)          (44.4)
                                                                   ---------------  --------------  --------------  --------------
Net interest payable and similar charges                                (10.7)           (11.2)          (26.7)          (40.5)

Profit on ordinary activities before taxation                             2.6              4.8            14.0             5.3

Tax charge on profit on ordinary activities                              (0.6)            (1.0)           (6.8)           (2.0)
                                                                   ---------------  --------------  --------------  --------------

Profit on ordinary activities after taxation                              2.0              3.8             7.2             3.3

Dividends                                                                 -                -               -               -
                                                                   ---------------  --------------  --------------  --------------

Transferred to reserves                                                   2.0              3.8             7.2             3.3
                                                                   ===============  ==============  ==============  ==============


---------------------------

(1) Turnover has been amended in line with the reclassification disclosed in Note 2 to this quarterly financial report.



                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                                PREMIER FOODS PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                      DECEMBER 31, 2002      SEPTEMBER 27, 2003
                                                                      ------------------    --------------------
                                                               NOTE       (POUND)M                (POUND)M
 Fixed assets:
   Intangible assets                                                           113.9                   109.6
   Tangible assets                                                             135.1                   133.3
   Investments                                                                   0.2                     0.2
                                                                      ------------------    --------------------
                                                                               249.2                   243.1
 Current assets:
   Stocks                                                       5              111.3                   125.3
   Debtors due:
      Within one year                                                          133.5                   124.3
      After more than one year                                                   9.0                     7.3
   Cash at bank and in hand                                                     43.5                    34.2
                                                                      ------------------    --------------------
                                                                               297.3                   291.1

 Creditors: amounts falling due within one year
   Bank loans, overdrafts and other creditors                                 (217.6)                 (221.4)
                                                                      ------------------    --------------------

 Net current assets                                                             79.7                    69.7

 Total assets less current liabilities                                         328.9                   312.8

 Creditors: amounts falling due after more than one year
   Borrowings                                                   6             (464.7)                 (442.6)
   Other creditors                                                              (0.2)                   (0.2)
 Provisions for liabilities and charges                                        (13.8)                  (14.0)
                                                                      ------------------    --------------------
                                                                              (478.7)                 (456.8)

                                                                      ------------------    --------------------

 Net liabilities                                                              (149.8)                 (144.0)
                                                                      ==================    ====================

 Capital and reserves
   Share capital                                                                83.7                    83.7
   Share premium account                                                       623.2                   623.2
   Revaluation reserve                                                           4.0                     4.0
   Profit and loss account                                                    (860.7)                 (854.9)
                                                                      ------------------    --------------------

 Total shareholders' deficit                                                  (149.8)                 (144.0)
                                                                      ==================    ====================


                   The accompanying notes are an integral part of these consolidated financial statements.

                                PREMIER FOODS PLC

                  CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

                                                                             THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                         --------------------------  ----------------------------
                                                                NOTE      SEPT 28,      SEPT 27,       SEPT 28,       SEPT 27,
                                                                            2002          2003           2002           2003
                                                               --------  ------------ -------------  ------------  --------------
                                                                           (POUND)M     (POUND)M       (POUND)M       (POUND)M
Net cash inflow from operating activities                        (a)           23.5          7.7           63.8          63.5
Return on investments and servicing of finance                                (16.1)       (16.7)         (35.4)        (33.9)
Taxation                                                                       (1.3)        (0.2)          (1.6)         (0.7)
Capital expenditure and financial investment                                    2.5         (5.2)          (9.2)         (8.9)
Acquisitions and disposals                                                      0.8          -           (132.2)          -
                                                                         ------------ -------------  ------------  --------------
Cash inflow / (outflow) before financing                                        9.4        (14.4)        (114.6)         20.0

Financing
  Debt issuance costs                                                           -            -             (8.8)          -
  Increase / (decrease) in gross debt                                           -          (20.9)         126.6         (27.4)
                                                                         ------------ -------------  ------------  --------------
                                                                                -          (20.9)         117.8         (27.4)

                                                                         ------------ -------------  ------------  --------------

Increase / (decrease) in net cash in the period                                 9.4        (35.3)           3.2          (7.4)
                                                                         ============ =============  ============  ==============

Reconciliation of net cash flow to movement in net debt
Increase / (decrease) in net cash in the period                                 9.4        (35.3)           3.2          (7.4)
Cash outflow / (inflow) from increased gross debt                               -           20.9         (126.6)         27.4
Exchange movement on gross debt net of cash                                     2.7          0.1            8.9          (4.2)
                                                                         ------------ -------------  ------------  --------------
(Increase) / decrease in gross debt net of cash in the period                  12.1        (14.3)        (114.5)         15.8

Capitalisation of debt issuance costs                                           -            -              8.8           -
Less amortisation of capitalised debt issuance costs                           (1.9)        (1.4)          (4.6)         (4.3)
                                                                         ------------ -------------  ------------  --------------

(Increase) / decrease in total debt net of cash in the period                  10.2        (15.7)        (110.3)         11.5

Total debt net of cash at beginning of period                                (479.2)      (418.6)        (358.7)       (445.8)

                                                                         ------------ -------------  ------------  --------------

Total net debt at end of period                                              (469.0)      (434.3)        (469.0)       (434.3)
                                                                         ============ =============  ============  ==============

ANALYSIS OF MOVEMENT IN NET DEBT
                                                                               MOVEMENTS
                                     ----------------  --------------   --------------  ----------------  --------------------
                                       AT DECEMBER       CASH FLOW       CAPITALISED       EXCHANGE        AT SEPTEMBER 27,
                                        31, 2002                            DEBT          MOVEMENT ON            2003
                                                                          ISSUANCE           DEBT
                                                                            COSTS
                                     ----------------  --------------   --------------  ----------------  --------------------
                                         (POUND)M         (POUND)M         (POUND)M         (POUND)M            (POUND)M
Bank overdrafts                              (3.2)              2.7             -                -                    (0.5)
Less: Cash balances                          43.5             (10.1)            -                0.8                  34.2
                                     ----------------  --------------  ---------------  ----------------  --------------------
Net cash                                     40.3              (7.4)            -                0.8                  33.7

Debt due after one year                    (473.9)             30.3             -               (5.0)               (448.6)
Debt due within one year                    (27.0)             (2.9)            -                -                   (29.9)
Finance leases                               (0.1)              -               -                -                    (0.1)
                                     ----------------  --------------  ---------------  ----------------  --------------------
Gross debt                                 (501.0)             27.4             -               (5.0)               (478.6)

                                     ----------------  --------------  ---------------  ----------------  --------------------
Gross debt net of cash                     (460.7)             20.0             -               (4.2)               (444.9)
Capitalised debt issuance costs              14.9               -              (4.3)             -                    10.6
                                     ----------------  --------------  ---------------  ----------------  --------------------

Total net debt                             (445.8)             20.0            (4.3)            (4.2)               (434.3)
                                     ================  ==============  ===============  ================  ====================

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                                PREMIER FOODS PLC

            NOTE TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)


(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                                          THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    -------------------------------  ------------------------------
                                                                    SEPT 28, 2002   SEPT 27, 2003    SEPT 28, 2002   SEPT 27, 2003
                                                                    --------------  ---------------  --------------  --------------
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M
Operating profit before exceptional items                                 17.1            17.0             47.7            49.6
Depreciation                                                               4.6             4.9             13.3            14.4
Amortisation of intangible assets                                          1.5             1.6              2.2             4.8
Amortisation of pension prepayment                                         0.7             -                1.6             0.9
Increase in stocks                                                       (15.8)          (15.9)           (11.0)          (14.0)
(Increase) / decrease in debtors                                          (3.6)           (7.2)            13.4            11.0
Increase in creditors                                                     22.9             9.1              4.1             1.1
Exchange movement in working capital                                       0.2             0.1              0.5             1.0
Cash flows relating to exceptional items                                  (4.1)           (1.9)            (8.0)           (5.3)
                                                                    --------------  ---------------  --------------  --------------

Net cash inflow from operating activities                                 23.5             7.7             63.8            63.5
                                                                    ==============  ===============  ==============  ==============



            STATEMENTS OF TOTAL RECOGNISED GAINS & LOSSES (UNAUDITED)

                                                                          THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    -------------------------------  ------------------------------
                                                                    SEPT 28, 2002    SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                                    --------------   --------------  --------------  --------------
                                                                       (POUND)M         (POUND)M        (POUND)M        (POUND)M

 Profit for the period                                                    2.0              3.8             7.2             3.3
 Currency translation differences on foreign currency net
    investments                                                          (1.0)             0.4             0.4             2.5
                                                                    --------------  ---------------  --------------  --------------

 Total recognised gains and losses for the period                         1.0              4.2             7.6             5.8
                                                                    ==============   ==============  ==============  ==============



        RECONCILIATION OF MOVEMENTS IN SHAREHOLDER'S DEFICIT (UNAUDITED)

                                                                          THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    -------------------------------  ------------------------------
                                                                    SEPT 28, 2002    SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                                    --------------   --------------  --------------  --------------
                                                                       (POUND)M         (POUND)M        (POUND)M        (POUND)M

 Profit for the period                                                     2.0              3.8             7.2             3.3
 Other recognised gains and losses                                        (1.0)             0.4             0.4             2.5
                                                                    --------------  ---------------  --------------  --------------
 Net increase in net assets                                                1.0              4.2             7.6             5.8

 Opening net liabilities                                                (160.7)          (148.2)         (160.2)         (149.8)
 Prior period adjustment on implementation of FRS 19
   "Deferred Tax"                                                          -                -              (7.1)            -
                                                                    --------------   --------------  --------------  --------------

 Closing net liabilities                                                (159.7)          (144.0)         (159.7)         (144.0)
                                                                    ==============   ==============  ==============  ==============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1.         ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS

In the opinion of Premier Foods plc, the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position as at September 27, 2003, and the results of operations and cash flows for the three-month and nine-month periods ended September 28, 2002 and September 27, 2003. The results of operations for the three-month and nine-month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2002 balance sheet was derived from Premier's audited financial statements for the year ended December 31, 2002 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier's 2002 report to the bondholders.

USE OF ESTIMATES

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier's freehold and long-leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post-retirement benefits, restructuring charges and contingencies among other items.


2.         SUMMARY SEGMENTAL ANALYSIS

                                            -----------------------------------------------------------------
                                                                        TURNOVER
                                            -----------------------------------------------------------------
BY PRODUCT GROUP                                  THREE MONTHS ENDED                 NINE MONTHS ENDED
                                            -------------------------------    ------------------------------
                                            SEPT 28, 2002   SEPT 27, 2003      SEPT 28, 2002   SEPT 27, 2003
                                            --------------  ---------------    --------------  --------------
                                               (POUND)M         (POUND)M          (POUND)M        (POUND)M
Convenience foods, pickles & sauces               94.5            92.5              271.0           278.3
Beverages                                         40.6            32.4              128.6           107.2
Spreads                                           49.9            50.3              134.4           149.5
Potatoes                                          31.0            30.2              117.2           102.9
                                            --------------  ---------------    --------------  --------------
Continuing operations                            216.0           205.4              651.2           637.9
Discontinued operations                            -               -                  0.2             -
                                            --------------  ---------------    --------------  --------------

Total                                            216.0           205.4              651.4           637.9
                                            ==============  ===============    ==============  ==============

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


BY GEOGRAPHICAL ORIGIN                            TURNOVER                        TURNOVER
                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                       -------------------------------  ------------------------------
                                       SEPT 28, 2002    SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                       ---------------  --------------  --------------  --------------
                                           (POUND)M        (POUND)M        (POUND)M        (POUND)M
United Kingdom                              186.9            174.5           559.5           541.5
Mainland Europe                              29.1             30.9            91.7            96.4
                                       ---------------  --------------  --------------  --------------
Continuing operations                       216.0            205.4           651.2           637.9

Discontinued operations                       -                -               0.2             -
                                       ---------------  --------------  --------------  --------------

Total                                       216.0            205.4           651.4           637.9
                                       ===============  ==============  ==============  ==============




 BY GEOGRAPHICAL ORIGIN                       OPERATING PROFIT                OPERATING PROFIT
                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                       -------------------------------  ------------------------------
                                       SEPT 28, 2002    SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                       ---------------  --------------  --------------  --------------
                                           (POUND)M        (POUND)M        (POUND)M        (POUND)M

United Kingdom                               16.4             15.4            46.0            45.4
Mainland Europe                               0.7              1.6             1.8             4.2
                                       ---------------  --------------  --------------  --------------
Continuing operations                        17.1             17.0            47.8            49.6

Operating exceptional items                  (1.7)            (0.5)           (4.9)           (7.0)

Discontinued operations                       -                -              (0.1)            -
                                       ---------------  --------------  --------------  --------------

Total                                        15.4             16.5            42.8            42.6
                                       ===============  ==============  ==============  ==============


Following the acquisition of the ambient food manufacturing business in the U.K. of Nestle SA ("Nestle") in 2002, the Preserves product group was renamed "Spreads" to reflect the increased product range within the product group.

In the quarter to September 27, 2003, the Canning product group was renamed "Convenience Foods" to reflect the varied product range within the product group.

Premier is operated as a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


A review of the accounting of our French business identified certain promotional expenditure that would be more appropriately classified as "selling and distribution costs" rather than a reduction in "turnover". This change has been adopted in the three-month period to June 28, 2003 and the comparatives for the three-month period to March 31, 2002, the three-month period to June 29, 2002, the three-month period to September 28, 2002 and the three-month period to March 31, 2003 have been amended accordingly. The effect of the reclassification in the three-month and nine-month period to September 28, 2002 is set out below:

                                                                                        THREE            NINE
                                                                                        MONTHS           MONTHS
                                                                                        ENDED            ENDED
                                                                                    --------------------------------
                                                                                       SEPT 28,         SEPT 28,
                                                                                         2002             2002
                                                                                    ---------------- ---------------
                                                                                       (POUND)M         (POUND)M
TURNOVER
Reported in quarterly financial reports in 2002                                            216.1          647.7
Selling and distribution costs reclassified as turnover                                     (0.1)           3.7
                                                                                    ---------------- ---------------

Reported in quarterly financial report at September 27, 2003                               216.0          651.4
                                                                                    ================ ===============

SELLING AND DISTRIBUTION COSTS
Reported in quarterly financial reports in 2002                                             29.0           82.0
Selling and distribution costs reclassified as turnover                                     (0.1)           3.7
                                                                                    ---------------- ---------------

Reported in quarterly financial report at September 27, 2003                                28.9           85.7
                                                                                    ================ ===============

3.         EXCEPTIONAL ITEMS

                                                                   THREE MONTHS ENDED               NINE MONTHS ENDED
                                                             -------------------------------  ------------------------------
                                                             SEPT 28, 2002    SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                             ---------------  --------------  --------------  --------------
                                                                (POUND)M        (POUND)M        (POUND)M        (POUND)M
 Operating exceptional items
    Restructuring of production facilities                           (1.7)            (0.5)           (4.9)           (7.0)
                                                             ---------------  --------------  --------------  --------------

                                                                     (1.7)            (0.5)           (4.9)           (7.0)
                                                             ===============  ==============  ==============  ==============

 Non-operating exceptional items:
   Loss on sale or termination of discontinued operations            (0.7)             -              (0.7)            -
   Profit / (loss) on sale of fixed assets                           (1.4)            (0.5)           (1.4)            3.2
                                                             ---------------  --------------  --------------  --------------

                                                                     (2.1)            (0.5)           (2.1)            3.2
                                                             ===============  ==============  ==============  ==============


Operating exceptional expenditure in the three-month and nine-month periods to September 27, 2003 primarily relates to the provision provided to cover the closure of the Hadfield site and integration of its operations into the Histon and Bury St. Edmunds sites, together with costs incurred upon the reorganisation of our sales function within the business.

Non-operating exceptional income in the three-month and nine-month periods to September 27, 2003 primarily relates to the profit on sale of surplus property at our Moreton and Histon sites and the loss incurred on the disposal of a surplus warehouse near Warrington.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


4.         INTEREST PAYABLE AND SIMILAR CHARGES

                                                                THREE MONTHS ENDED               NINE MONTHS ENDED
                                                          -------------------------------  -------------------------------
                                                           SEPT 28, 2002    SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                          ---------------  --------------  --------------  ---------------
                                                              (POUND)M        (POUND)M        (POUND)M         (POUND)M
 Bank loans and overdrafts                                      (13.2)           (11.3)          (34.2)          (35.1)
 Amortisation of capitalised debt issuance costs                 (1.9)            (1.4)           (4.6)           (4.3)
 Exchange movement on US$200 million Senior Notes                 2.7              -               8.9            (5.0)
                                                          ---------------  --------------  --------------  ---------------

                                                                (12.4)           (12.7)          (29.9)          (44.4)
                                                          ===============  ==============  ==============  ===============


In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200 million Senior Notes at (pound)129.2 million. An exchange loss of (pound)5.0 million was recorded on entering into these contracts.


5.         STOCKS

                                             DECEMBER 31, 2002   SEPTEMBER 27, 2003
                                            ------------------  --------------------
                                                 (POUND)M             (POUND)M
 Raw materials                                      36.9                 41.9
 Work in progress                                    4.9                  3.7
 Finished goods and goods for resale                69.5                 79.7
                                            ------------------  --------------------

                                                   111.3                125.3
                                            ==================  ====================

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


6.         NET DEBT

                                                                             DECEMBER 31, 2002   SEPTEMBER 27, 2003
                                                                            ------------------  --------------------
                                                                                (POUND)M             (POUND)M
Cash balances                                                                         43.5                34.2

Borrowings due within one year:
Other bank loans and overdrafts                                                        3.2                 0.5
Senior Credit Facility                                                                27.0                29.9
Capitalised debt issuance costs                                                       (5.7)               (4.6)
Finance leases                                                                         0.1                 0.1
                                                                            ------------------  --------------------
Total borrowings due within one year                                                  24.6                25.9

Borrowings due after one year:
Unsecured subordinated US$200million 12% Senior Notes due 2009                       124.2               129.2
Unsecured subordinated(pound)75million 12.25% Senior Notes due 2009                        75.0                75.0
Capitalised debt issuance costs                                                       (1.1)                -
                                                                            ------------------  --------------------
                                                                                     198.1               204.2

Senior Credit Facility                                                               265.3               235.0
Capitalised debt issuance costs                                                       (8.1)               (6.0)
                                                                            ------------------  --------------------
                                                                                     257.2               229.0

Loan from related party                                                                9.3                 9.3
Other unsecured loans                                                                  0.1                 0.1

                                                                            ------------------  --------------------
Total borrowings due after more than one year                                        464.7               442.6

                                                                            ------------------  --------------------

Total net debt                                                                       445.8               434.3
                                                                            ==================  ====================

The loan from related party is from HMTF Poultry, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.


Maturity profile of net borrowings / (cash):                                 DECEMBER 31, 2002   SEPTEMBER 27, 2003
                                                                            ------------------  --------------------
                                                                                 (POUND)M             (POUND)M

Due within one year or on demand                                                     (13.3)      (3.7)
Due between 1 and 2 years                                                             36.0                40.8
Due between 2 and 3 years                                                             50.0                48.4
Due between 3 and 4 years                                                             52.0                52.3
Due between 4 and 5 years                                                             59.3                61.1
Due after 5 years                                                                    276.7               246.0
                                                                            ------------------  --------------------

                                                                                     460.7               444.9

Capitalised debt issuance costs                                                      (14.9)              (10.6)
                                                                            ------------------  --------------------

Net borrowings                                                                       445.8               434.3
                                                                            ==================  ====================

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


DESCRIPTION OF SENIOR CREDIT FACILITY AND SUBORDINATION ARRANGEMENTS

SENIOR CREDIT FACILITY

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the "Senior Credit Facility"). Under this Senior Credit Facility, a syndicate of financial institutions made (pound)412.3 million of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At September 27, 2003, the facilities available to Premier amounted to (pound)364.9 million.

STRUCTURE

The Senior Credit Facility provides for (pound)364.9 million of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities that may be provided therein.

The Term A Facility is for an amount of up to (pound)200.2 million and the Term B Facility is for an amount of up to (pound)64.7 million. At September 27, 2003, (pound)200.2 million was outstanding on the Term A Facility and (pound)64.7 million was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to (pound)100.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At September 27, 2003, no advance had been drawn down under the Working Capital Facility and (pound)17.1 million was utilised for general corporate purposes.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At September 27, 2003, the margin applied to LIBOR on this facility was 1.75%; and

-          2.75% per annum for the Term B Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At September 27, 2003, the margin applied to LIBOR in respect of commitment fees was 0.5%. Default interest is payable at the applicable interest rate plus 1% per annum.

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English-law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


COVENANTS

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to the delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, the filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, the identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments, including payment of interest on the Senior Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including total net interest cover ratio, leverage ratio, cashflow to loan interest and repayments ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one-third of the previous year's budget for use within the first six months of the following financial year.

MATURITY AND AMORTISATION

Term Loan Facilities. The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B Facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Senior Notes. In particular, Premier may not receive payments to pay principal on the Senior Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.


7.         CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MONITORING AND OVERSIGHT AGREEMENT

Premier entered into a 10-year Monitoring and Oversight Agreement with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee for providing monitoring and oversight services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent. of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.2 million. Premier paid (pound)0.3 million under the agreement to Hicks Muse in the three months ended September 27, 2003 (September 28, 2002:
(pound)0.3 million) and (pound)0.9 million in the nine months to September 27, 2003 (September 28, 2002: (pound)0.9 million).

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


FINANCIAL ADVISORY AGREEMENT

In 1999, Premier and Hicks Muse entered into an agreement (the "Financial Advisory Agreement") pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid (pound)nil in the three-month period to September 27, 2003 (September 28, 2002: (pound)nil) and (pound)nil in the nine-month period to September 27, 2003 (September 28, 2002:
(pound)2.1 million).

GOLDEN SHARE

A golden share has been issued by Premier Financing with voting rights which entitles the holder of the golden share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the golden share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The golden share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the golden share.

HMTF POULTRY LIMITED

Premier has borrowed (pound)9.3 million (2002: (pound)9.3 million) from HMTF Poultry Limited, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

8.         POST-BALANCE SHEET DATE EVENTS

On November 2, 2003, Premier entered into an agreement to acquire the ambient desserts manufacturing business in the U.K. and the Republic of Ireland of Unilever PLC. The purchase price will be funded through existing cash resources, additional borrowings under our Senior Credit Facility and an additional acquisition facility subordinated to the existing Senior Credit Facility. The completion of the acquisition is subject to customary conditions. The acquisition will be completed on November 30, 2003.

                                PREMIER FOODS PLC

         SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES
              GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (UNAUDITED)


The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differ in certain material respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The following reconciliations are presented as required under the terms of the Indenture, together with Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures, issued by the U.S. Securities and Exchange Commission.

We are required under the terms of the Indenture to provide, to the trustee and the holders of the Senior Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA calculated from amounts determined under U.S. GAAP, total assets, total debt and shareholder's equity. We have, therefore, included EBITDA calculated from amounts determined by U.S. GAAP in this quarterly financial report. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP. We have, therefore, included EBITDA before exceptional items, calculated from amounts determined by U.K. GAAP in this quarterly financial report. Further, we believe that the high yield investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses and their ability to generate cash.

As presented herein, EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP, represents for presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortisation of goodwill, intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, calculated from amounts determined under U.S. GAAP, represents for presentation purposes, the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortisation of intangible assets.

The following table reconciles EBITDA before exceptional items calculated from amounts determined under U.K. GAAP to EBITDA calculated from amounts determined under U.S. GAAP:

                                                                 THREE MONTHS ENDED                NINE MONTHS ENDED
                                                         ---------------------------------  ------------------------------
                                                          SEPT 28, 2002     SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                         -----------------  --------------  --------------  --------------
                                                             (POUND)M         (POUND)M        (POUND)M        (POUND)M
 EBITDA before exceptional items calculated from
   amounts determined under U.K. GAAP                            23.9              23.5             64.8            69.7
 U.S. GAAP adjustments:
   Derivative financial instruments                              (0.3)              (0.1)           (1.5)           (1.3)
   Non-operating exceptional items as defined under
     U.K. GAAP                                                   (2.1)              (0.5)           (2.1)            3.2
   Operating exceptional items as defined under
     U.K. GAAP                                                   (1.7)              (0.5)           (4.9)           (7.0)
   Pensions                                                      (0.8)              (0.6)           (1.6)           (3.5)
                                                         -----------------  --------------  --------------  --------------

 Net U.S. GAAP adjustments                                       (4.9)              (1.7)          (10.1)           (8.6)
                                                         -----------------  --------------  --------------  --------------

 EBITDA calculated from amounts determined under
   U.S. GAAP                                                     19.0               21.8            54.7            61.1
                                                         =================  ==============  ==============  ==============

                                PREMIER FOODS PLC


EBITDA is not a measurement of operating performance, profitability or liquidity calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

The following table reconciles operating profit presented under U.K. GAAP to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP and to net cash inflow from operating activities presented under U.K. GAAP:

                                                                  THREE MONTHS ENDED                NINE MONTHS ENDED
                                                           ---------------------------------  ------------------------------
                                                            SEPT 28, 2002     SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                           -----------------  --------------  --------------  --------------
                                                               (POUND)M         (POUND)M        (POUND)M        (POUND)M
 Operating profit before exceptional items presented
   under U.K. GAAP                                                 17.1               17.0            47.7            49.6
       Depreciation of fixed assets                                 4.6                4.9            13.3            14.4
       Amortisation of goodwill and intangible assets               1.5                1.6             2.2             4.8
      Amortisation of pension prepayment                            0.7                -               1.6             0.9

                                                           -----------------  --------------  --------------  --------------

 EBITDA before exceptional items calculated from
   amounts determined under U.K. GAAP                              23.9               23.5            64.8            69.7

        Exceptional cash outflows                                  (4.1)              (1.9)           (8.0)           (5.3)
        Working capital movements                                   3.7              (13.9)            7.0            (0.9)

                                                           -----------------  --------------  --------------  --------------

 Net cash inflow from operating activities                         23.5                7.7            63.8            63.5
                                                           =================  ==============  ==============  ==============

                                PREMIER FOODS PLC


The following table reconciles net income presented under U.S. GAAP to EBITDA calculated from amounts determined under U.S. GAAP and to net cash inflow provided by operating activities under U.S. GAAP:

                                                               THREE MONTHS ENDED                NINE MONTHS ENDED
                                                        ---------------------------------  ------------------------------
                                                          SEPT 28, 2002     SEPT 27, 2003   SEPT 28, 2002   SEPT 27, 2003
                                                        -----------------  --------------  --------------  --------------
                                                             (POUND)M         (POUND)M        (POUND)M        (POUND)M
 Net income under U.S. GAAP                                      2.3                2.9             5.2             6.4
       Taxation                                                 (0.6)               1.6             4.6             1.4
       Net interest payable                                     12.6               11.6            31.3            36.9

                                                        -----------------  --------------  --------------  --------------

 Income from operations under U.S. GAAP                         14.3               16.1            41.1            44.7

       Depreciation of fixed assets                              4.6                4.9            13.3            14.4
       Amortisation of intangible assets                         0.1                0.8             0.3             2.0

                                                        -----------------  --------------  --------------  --------------

 EBITDA calculated from amounts determined under
   U.S. GAAP                                                    19.0               21.8            54.7            61.1

 Non-cash movements
        Restructuring charges                                    3.8                1.0             7.0             3.8
        Pension charge                                           0.8                0.6             1.6             3.5
        Derivative financial instruments                         0.3                0.1             1.5             1.3
 Cash movements
        Working capital movements                                3.7              (14.2)            6.2            (3.6)
        Interest paid                                          (16.1)             (16.7)          (35.4)          (33.9)
        Taxation                                                (1.3)              (0.2)           (1.6)           (0.7)
        Payments in respect of restructuring charges            (4.1)              (1.9)           (8.0)           (5.3)

                                                        -----------------  --------------  --------------  --------------

 Net cash inflow / (outflow) provided by operating
   activities under U.S. GAAP                                    6.1               (9.5)           26.0            26.2
                                                        =================  ==============  ==============  ==============


The following table reconciles total assets as reported under U.K. GAAP to total assets as reported under U.S. GAAP:

                                                                                   DECEMBER 31, 2002    SEPTEMBER 27, 2003
                                                                                   ------------------  -------------------
                                                                                        (POUND)M            (POUND)M
 Total assets as reported under U.K. GAAP                                                  546.5                534.2
 US GAAP adjustments:
  Goodwill not capitalised under U.K. GAAP                                                 213.3                213.3
  Accumulated amortisation of goodwill not capitalised under U.K. GAAP                    (189.7)              (189.7)
  Amortisation of goodwill under U.K. GAAP not amortised under
      U.S. GAAP                                                                              3.1                  6.7
  Amortisation of intangible assets recognised as goodwill under U.K. GAAP                  (0.6)                (1.4)
  Capitalisation of tax benefit on acquisition of intangible assets                          4.2                  4.1
  Pensions                                                                                  28.5                 25.9
  Capitalised debt issuance costs                                                           14.9                 10.6
  Derivative financial instruments                                                          (2.2)                (1.7)
  Revaluation of fixed assets                                                               (4.0)                (4.0)
                                                                                     ----------------  -------------------

 Net U.S. GAAP adjustments                                                                  67.5                 63.8
                                                                                     ----------------  -------------------

 Total assets as reported under U.S. GAAP                                                  614.0                598.0
                                                                                     ================  ===================

                                PREMIER FOODS PLC


The following table reconciles total net debt as reported under U.K. GAAP to total debt as reported under U.S. GAAP:

                                                                     DECEMBER 31, 2002    SEPTEMBER 27, 2003
                                                                     ------------------  -------------------
                                                                          (POUND)M            (POUND)M
 Total net debt as reported under U.K. GAAP                                  445.8              434.3
 U.S. GAAP adjustments:
   Cash                                                                       43.5               34.2
   Capitalised debt issuance costs                                            14.9               10.6
   Valuation difference on U.S.$200m 12% Senior Notes                          -                 (8.7)
                                                                       ----------------  -------------------

 Total debt as reported under U.S. GAAP                                      504.2              470.4
                                                                       ================  ===================

Total net debt as reported under U.K. GAAP comprises cash, overdrafts which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, finance leases and other borrowings, offset by capitalised debt issuance costs. Total debt as reported under U.S. GAAP comprises overdrafts, which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, finance leases and other borrowings.

Premier entered into forward exchange contracts in January 2003 to purchase U.S.$200 million. These had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200 million Senior Notes at (pound)129.2 million. A loss of (pound)5.0 million was recorded on entering into these contracts. Under U.S. GAAP, the U.S.$200 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.

The following table reconciles total shareholder's deficit as reported under U.K. GAAP to total shareholder's deficit as reported under U.S. GAAP:

                                                                                DECEMBER 31, 2002    SEPTEMBER 27, 2003
                                                                                ------------------  -------------------
                                                                                     (POUND)M            (POUND)M
 Total shareholder's deficit as reported under U.K. GAAP                               (149.8)              (144.0)
 U.S. GAAP adjustments:
  Goodwill not capitalised under U.K. GAAP                                              213.3                213.3
  Accumulated amortisation of goodwill not capitalised under U.K. GAAP                 (189.7)              (189.7)
  Amortisation of goodwill under U.K. GAAP not amortised under
     U.S. GAAP                                                                            3.1                  6.7
  Amortisation of intangible assets recognised as goodwill under U.K. GAAP               (0.6)                (1.4)
  Capitalisation of tax benefit on acquisition of intangible assets                       4.2                  4.1
  Pensions                                                                               28.5                 25.9
  Deferred tax                                                                          (14.6)               (13.9)
  Derivative financial instruments                                                       (1.9)                (8.3)
  Valuation difference on US $200m 12% Senior Notes                                       -                    8.7
  Revaluation of fixed assets                                                            (4.0)                (4.0)
                                                                                  ----------------  -------------------

 Net U.S. GAAP adjustments                                                               38.3                 41.4
                                                                                  ----------------  -------------------

 Total shareholders' deficit as reported under U.S. GAAP                               (111.5)              (102.6)
                                                                                  ================  ===================

                                PREMIER FOODS PLC

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


The following discussion summarises the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three-month and nine-month periods ended September 28, 2002 and September 27, 2003. You should read the following discussion in conjunction with the financial statements (the "Financial Statements"), including the notes thereto, included elsewhere in this quarterly financial report. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described elsewhere in this quarterly financial report and in Note 24 to Premier's 2002 annual report to the bondholders.

OVERVIEW

We manufacture and market grocery products for the retail grocery and food service markets in three principal product groups: (i) convenience foods, pickles and sauces; (ii) beverages; and (iii) spreads. We also operate a potato packing and trading business. Our products are sold under both private labels and our own popular brand names, which include HP and Crosse & Blackwell canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces and soups, Marvel powdered creamer, Chivers and Hartley's preserves, Sun Pat peanut butter, Rowntree's and Chivers jelly, Smash instant potato and Materne compote and jam.

RECENT DEVELOPMENTS

The acquisition of the ambient foods business of Nestle in the U.K. in May 2002 increased our manufacturing capacity through the addition of the sites at Hadfield and Middleton. We commenced a review of our manufacturing platform in the second half of 2002 to identify potential synergies between our existing sites and the additional sites. We completed the review in the first quarter of 2003, and following consultation with staff, a decision was taken to close the Hadfield factory in Manchester. Operations will be integrated into our existing spreads factory at Histon and the pickles operation at Bury St. Edmunds. This integration should be completed by Christmas 2003. At 27 September 2003, we have incurred and provided costs totalling (pound)6.4 million in respect of this exercise.

As reported in our Form 20-F, we are licenced by Cadbury Schweppes plc to use the Cadbury and Cadbury's brand names in connection with our manufacture and marketing of cocoa-based beverages. The licence under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this licence on or before one year prior to the expiration of the initial term of the licence. In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the licence beyond 2006 on current terms. They have not yet served formal notice on us regarding nonrenewal of the licence, and negotiations regarding the future trading relationship are ongoing.

On November 2, 2003, Premier entered into an agreement to acquire the ambient desserts manufacturing business in the U.K. and the Republic of Ireland of Unilever PLC. The purchase price will be funded through existing cash resources, additional borrowings under our Senior Credit Facility and an additional acquisition facility subordinated to the existing Senior Credit Facility. The completion of the acquisition is subject to customary conditions. The acquisition will be completed on November 30, 2003.

COMPARATIVE RESULTS OF OPERATIONS

Three and nine months ended September 27, 2003 compared to three and nine months ended September 28, 2002

SALES. Sales by our continuing operations were (pound)205.4 million for the three months ended September 27, 2003, a decrease of (pound)10.6 million, or 4.9%, compared to sales of (pound)216.0 million for the three months ended September 28, 2002. Sales by our continuing operations were (pound)637.9 million for the nine months ended September 27, 2003, a decrease of (pound)13.3 million, or 2.0%, compared to sales of (pound)651.2 million for the nine-month period to September 28, 2002. Branded sales have increased by 5.6% comparing the nine-month period ended September 27, 2003, with the nine months ended September 28, 2002. The primary reasons for the decrease in sales are documented below.

                                PREMIER FOODS PLC


Convenience foods, pickles and sauces

Sales by our convenience foods, pickles and sauces group were (pound)92.5 million for the three months ended September 27, 2003, a decrease of (pound)2.0 million, or 2.1%, compared to sales of (pound)94.5 million for the three-month period to September 28, 2002. Sales were (pound)278.3 million for the nine months ended September 27, 2003, an increase of (pound)7.3 million, or 2.7%, compared to sales of (pound)271.0 million for the nine-month period to September 28, 2002. Sales of convenience foods declined by (pound)3.1 million, or 4.4%, comparing the three-month period to September 27, 2003 to the three-month period to September 28, 2002, reflecting the impact of hot weather on sales. With the onset of more seasonal weather in September, the category has recovered and trading is back in line with our expectations. Our Loyd Grossman range of cooking sauces continued to perform well, with sales up by (pound)2.1 million, or 66.8%, comparing the three months to September 27, 2003 with the three months to September 28, 2002. A number of new product launches are planned for the final quarter, which includes the Branston sour pickle range, which is being supported with a television advertising campaign.

Beverages

Sales by our beverages group were (pound)32.4 million for the three months ended September 27, 2003, a decrease of (pound)8.2 million, or 20.2%, compared to sales of (pound)40.6 million for the three-month period ended September 28, 2002. Sales were (pound)107.2 million for the nine months ended September 27, 2003, a decrease of (pound)21.4 million, or 16.6%, compared to sales of (pound)128.6 million for the nine-month period ended September 28, 2002. The principal cause of the decline in sales is due to the exit from a number of own-label tea contracts. Trading proved difficult in our chocolate beverages business, with increased raw material prices impacting on gross margin and warmer weather impacting on sales, however, the impact on profit of the reduction in sales has been mitigated by improved effectiveness of our promotional spend, resulting in significantly improved operating margins.

Spreads

Sales by our spreads group were (pound)50.3 million for the three months ended September 27, 2003, an increase of (pound)0.4 million, or 0.8%, compared to sales of (pound)49.9 million reported for the three-month period ended September 28, 2002, even though we saw a fall in honey sales. Industrywide honey supply issues have resulted in significant price increases in the marketplace, which have affected short-term demand and impacted our sales in the quarter. Sales were (pound)149.5 million in the nine months ended September 27, 2003, an increase of (pound)15.1 million, or 11.2%, compared to sales of (pound)134.4 million for the nine-month period ended September 28, 2002. The product group continues to benefit from strong share and margin growth of Hartley's Best and the inclusion of the acquired Nestle products within our portfolio. This is in line with our revised promotional strategy, pushing for value and not volume, with reduced marketing spend. This approach, along with continued improvements in manufacturing, has resulted in improved margins.

Potatoes

Potato sales were (pound)30.2 million for the three months ended September 27, 2003, a decrease of (pound)0.8 million, or 2.7%, compared to sales of (pound)31.0 million for the three-month period ended September 28, 2002. Volumes of potatoes sold in the quarter were 3.1% lower than the same period in 2002. Sales were (pound)102.9 million for the nine months ended September 27, 2003, a decrease of (pound)14.3 million, or 12.2%, compared to sales of (pound)117.2 million for the nine-month period ended September 28, 2002. The decrease in sales value resulted from a 15% decline in the average selling price, due to the exceptionally good 2002 harvest. Although we are seeing an improvement in the market price of the 2003 harvest, trading will remain difficult as a result of quality problems due to the hot weather and continued pricing pressure from the major retailers.

PREMIER CONSOLIDATED

GROSS PROFIT. Gross profit was (pound)50.7 million for continuing businesses for the three months ended September 27, 2003, a decrease of (pound)6.0 million, or 10.6%, over gross profit of (pound)56.7 million for the three-month period ended September 28, 2002. Gross margin was 24.7% for the three months ended September 27, 2003, a decrease of 1.6 percentage points compared to the gross margin of 26.3% for the three-month period ended September 28, 2002. Gross profit was (pound)155.0 million for the nine months ended September 27, 2003, a decrease of (pound)6.2 million, or 3.8%, over gross profit of (pound)161.2 million for the nine-month period ended September 28, 2002. Gross margin was 24.3% for the nine months ended September 27, 2003, a decrease of 0.5 percentage points compared to the gross margin of 24.8% for the nine-month period ended September 28, 2002.

                                PREMIER FOODS PLC


SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses for continuing businesses were (pound)25.0 million for the three months ended September 27, 2003, a decrease of (pound)3.9 million, or 13.5%, over selling and distribution expenses of (pound)28.9 million for the three months ended September 28, 2002. Selling and distribution expenses for continuing businesses were (pound)80.1 million for the nine months ended September 27, 2003, a decrease of (pound)5.6 million, or 6.5%, over selling and distribution expenses of (pound)85.7 million for the nine-month period ended September 28, 2002. The decrease is primarily due to our strategy of enhancing the effectiveness of our promotional spend.

ADMINISTRATIVE COSTS. Administrative expenses for continuing businesses were (pound)8.7 million for the three months ended September 27, 2003, a decrease of (pound)2.0 million, or 18.7%, over administrative expenses of (pound)10.7 million for the three-month period ended September 28, 2002. The decrease in costs is primarily due to savings achieved following the integration of Nestle into our existing business. Administrative expenses for continuing businesses were (pound)25.3 million for the nine months ended September 27, 2003, a decrease of (pound)2.5 million, or 9.0%, over administrative expenses of (pound)27.8 million for the nine months ended September 28, 2002.

OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items for continuing businesses was (pound)17.0 million for the three months ended September 27, 2003, a decrease of (pound)0.1 million, or 0.6%, compared to operating profit before operating exceptional items of (pound)17.1 million for the three months ended September 28, 2002. Operating margin increased to 8.3% for the three months ended September 27, 2003 from 7.9% for the three months ended September 28, 2002. Operating profit before operating exceptional items for continuing businesses was (pound)49.6 million for the nine months ended September 27, 2003, an increase of (pound)1.8 million, or 3.8%, compared to operating profit before operating exceptional items of (pound)47.8 million for the nine months ended September 28, 2002. Operating margin increased to 7.8% for the nine months ended September 27, 2003 from 7.3% for the nine months ended September 28, 2002.

OPERATING EXCEPTIONAL ITEMS. Operating exceptional expenditure of (pound)0.5 million was recognised in the three months ended September 27, 2003, compared to operating exceptional expenditure of (pound)1.7 million for the three months ended September 28, 2002. The operating exceptional loss of (pound)0.5m reflects an additional provision for costs linked to the closure of our Hadfield site. These additional costs will further enhance the return from this exercise. Operating exceptional expenditure for the nine months ended September 27, 2003 was (pound)7.0 million, compared to (pound)4.9 million in the nine months to September 28, 2002. Operating exceptional expenditure in 2003 relates primarily to the provision provided to cover the closure of the Hadfield site and integration of its operations into the Histon and Bury St. Edmunds sites, together with costs incurred upon the reorganisation of our sales function within the business.

NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional expenditure of (pound)0.5 million was recognised in the three months ended September 27, 2003, compared to non-operating exceptional expenditure of (pound)2.1 million for the three months ended September 28, 2002. Non-operating exceptional expenditure in the quarter was the result of the loss on the disposal of a surplus warehouse at Risley, near Warrington. Total non-operating exceptional income for the nine months ended September 27, 2003 was (pound)3.2 million, compared to non-operating exceptional expenditure of (pound)2.1 million for the nine-month period ended September 28, 2002.

                                PREMIER FOODS PLC


LIQUIDITY AND CAPITAL RESOURCES

Net cash flows generated from operating activities (cash flow before interest, cash exceptional items, tax and dividends, but after capital expenditure and working capital movements) for the three and nine months ended September 27, 2003, were inflows of (pound)4.4 million and (pound)59.9 million, respectively, compared to inflows of (pound)30.1 million and (pound)62.6 million, respectively, for the three and nine month periods ended September 28, 2002.

We incurred net capital expenditures of (pound)5.2 million and (pound)8.9 million for the three and nine months ended September 27, 2003, respectively, compared to net capital income of (pound)2.5 million for the three months ended September 28, 2002 and net capital expenditure of (pound)9.2 million for the nine months ended September 28, 2002.

Interest payments on the Senior Notes and interest and principal payments under the Senior Credit Facility represent significant cash requirements for us. Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates. Borrowings under the Senior Credit Facility at September 27, 2003 consist of: (i) (pound)264.9 million under the Term A and Term B Facilities, which comprised (pound)200.2 million under the Term A Facility and (pound)64.7 million under the Term B Facility; and (ii) (pound)nil drawn of the (pound)100.0 million Working Capital Facility. General corporate purposes utilised (pound)17.1 million of the Working Capital Facility. The Working Capital Facility will cease to be available on December 31, 2007.

At September 27, 2003, the total debt relating to our Senior Notes was (pound)204.2 million, comprising (pound)75.0 million under the pound sterling-enominated Senior Notes and (pound)129.2 million under the U.S. dollar-denominated Senior Notes. We had a further (pound)9.3 million interest-free loan from an affiliated company.

The table below sets out the maturity schedule for our net debt:

                                          AT DECEMBER 31, 2002                 AT SEPTEMBER 27, 2003
                                          --------------------                 ---------------------
                                               (POUND)M                               (POUND)M
Cash                                               (43.5)                                 (34.2)

Debt maturing in:
  Less than 1 year                                  30.2                                   30.5
  1 to 2 years                                      36.0                                   40.8
  2 to 3 years                                      50.0                                   48.4
  3 to 4 years                                      52.0                                   52.3
  4 to 5 years                                      59.3                                   61.1
  More than 5 years                                276.7                                  246.0
                                             ------------                           ------------
Total debt                                         504.2                                  444.9

Capitalised debt issuance costs                    (14.9)                                 (10.6)
                                             ------------                           ------------

Net debt                                           445.8                                  434.3
                                             ============                           ============

Our primary sources of liquidity are cash flow from operations and borrowings under the Senior Credit Facility. While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Senior Notes, or to make necessary capital expenditures.

During the three-month and nine-month periods to September 27, 2003, we met all covenants imposed by the Indenture and the Senior Credit Facility.

We believe we do not have material off-balance sheet arrangements. Our related party transactions are detailed in Note 22 to our 2002 annual report to the bondholders and Note 7 to this quarterly financial report.

                                PREMIER FOODS PLC


SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to our 2002 annual report to the bondholders. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over-Rider Discounts and Customer Rebates. Our over-rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pensions. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 of our 2002 annual report to the bondholders and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortised over future periods, and therefore, generally affect our recognised expenses and recorded obligations in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

Valuation of Goodwill, Intangible and Other Fixed Assets. Under U.K. GAAP, Premier's accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets, see Note 24 to our 2002 annual report to the bondholders. We also consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o underperformance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o          negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

RECENT ACCOUNTING PRONOUNCEMENTS

FIN 46

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under that interpretation, certain entities known as "Variable Interest Entities" ("VIE") must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risk and rewards arising from the VIE. For VIE, in which a significant (but not majority) variable interest held, certain disclosures are required. The measurement principles of this interpretation will be effective for Premier's December 31, 2003 financial statements. Premier does not believe it has any variable interest entities and do not expect this interpretation to have a material impact on the financial statements.

                                PREMIER FOODS PLC


FAS 149

In April 2003, the Financial Accounting Standards Board issued FAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which clarifies the circumstances in which a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. In addition, the statement amends the definition of an "underlying" to conform to language used in FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and certain other existing pronouncements. The statement is effective prospectively for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. Premier does not expect this statement to have a material impact on the financial statements.

FAS 150

In May 2003, the Financial Accounting Standards Board issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public companies, which are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Premier does not expect this statement to have a material impact on the financial statements.

                                PREMIER FOODS PLC

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


CURRENCY FLUCTUATION

Over 80% of our business is conducted in the United Kingdom, with our remaining operations in France and other European countries. We also source raw materials from countries around the world and export our products to various countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than one in which we regularly operate and incur expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements.

INTEREST RATE RISK

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a cross-currency swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

We pay interest at the following rates on our borrowings:

                                                  AMOUNT OUTSTANDING AT       INTEREST RATE PAYABLE      INTEREST RATE AT
                                                   SEPTEMBER 27, 2003              PER ANNUM            SEPTEMBER 27, 2003
                                                  ---------------------       ---------------------     ------------------
Term A Facility                                  (pound)200.2 million         LIBOR plus margin              5.3685%
Term B Facility                                   (pound)64.7 million         LIBOR plus margin              6.4018%
Drawn Working Capital Facility                             (pound)nil         LIBOR plus margin              -
Working Capital Facility utilised for             (pound)17.1 million              Various                   Various
other purposes
Unutilised Working Capital Facility               (pound)82.9 million            0.25%-0.75%                 0.5%
U.S.$ 200 million Senior Notes                     U.S.$200.0 million               12.0%                    12.0%
(pound)75 million Senior Notes                    (pound)75.0 million              12.25%                   12.25%



The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At September 27, 2003, the margin applied to LIBOR on this facility was 1.75%. The margin applied to LIBOR at September 27, 2003 on the Term B Facility was 2.75%.

The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose for which the facility is used. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At September 27, 2003, the margin applied to LIBOR in respect of commitment fees was 0.5%.

                                PREMIER FOODS PLC


CREDIT RISK

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high-credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third-party trade debt. We do not consider there to be any significant concentration of credit risk at September 27, 2003.

INFLATION

We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.